Exhibit 99.1

argenx presents update on Phase I data from ARGX-110 expansion study in patients with cutaneous T-cell lymphomas at the International Conference of Malignant Lymphoma (ICML)

June 14, 2017

Breda, the Netherlands / Ghent, Belgium — argenx (Euronext & Nasdaq: ARGX), a clinical-stage biotechnology company developing a deep pipeline of differentiated antibody-based therapies for the treatment of severe autoimmune diseases and cancer, today presented updated data from its Phase 1b expansion study of ARGX-110 in patients with different subtypes of relapsed/refractory cutaneous T-cell lymphoma (CTCL) and various disease stages, at the International Conference of Malignant Lymphoma (ICML) in Lugano, Italy.

“Analysis of the skin biopsies continues to strengthen the biological rationale of targeting CD70 with ARGX-110. Clinical activity was observed in patients across different CTCL subtypes (mycosis fungoides, Sézary syndrome, panniculitis-like TCL) and different disease stages whilst the drug shows a favorable safety and tolerability profile,” commented Nicolas Leupin, Chief Medical Officer of argenx. “Improved pruritis was observed in some of the patients and will be further monitored to explore ARGX-110 modes of action in skin of CTCL patients.”

The updated data from the currently ongoing Phase Ib study continue to show evidence of clinical and/or biological anti-tumor activity with ARGX-110. We observed partial response and stable disease, respectively, in three and seven out of 16 patients with highly relapsed/refractory CTCL and confirmed overexpression of CD70. Treatment-emerging adverse events were reported for six out of 16 patients. The poster presented at ICML can be accessed from the “Downloads” section of the argenx website.

In April 2017, argenx announced the initiation of a Phase II trial of ARGX-110 as a monotherapy in relapsed/refractory CTCL patients, in order to further examine the activity of the product candidate, using the optimal dose and biomarker panel determined during the Phase Ib trial.

About ARGX-110

ARGX-110 is a SIMPLE Antibody™ targeting CD70, an immune checkpoint target involved in hematological malignancies, several solid tumors and severe autoimmune diseases. ARGX-110 is designed to: i) block CD70, ii) kill cancer cells expressing CD70 through antibody-dependent cellular phagocytosis and iii) restore immune surveillance against solid tumors (Silence K. et al. mAbs 2014; 6 (2):523-532). ARGX-110 is currently being evaluated in patients with hematological and solid tumors. ARGX-110 is currently being evaluated in a Phase II trial in combination with azacitidine in patients with newly diagnosed acute myeloid leukemia (AML) and high-risk myelodysplastic syndrome (MDS) and a Phase II trial in patients with relapsed/refractory CTCL.  Preclinical work on ARGX-110 in AML was performed in collaboration with the Tumor Immunology Lab of Prof. A. F. Ochsenbein at the University of Bern, who won, together with Prof. Manz from the University Hospital of Zürich, the prestigious 2016 Otto Naegeli Prize for his breakthrough research on CD70/CD27 signaling with therapeutic potential for cancer patients.

About argenx

argenx is a clinical-stage biotechnology company developing a deep pipeline of differentiated antibody-based therapies for the treatment of severe autoimmune diseases and cancer. We are focused on developing product candidates with the potential to be either first-in-class against novel targets or best-in-class against known, but complex, targets in order to treat diseases with a significant unmet medical need. Our ability to execute on this focus is enabled by our suite of differentiated technologies. Our SIMPLE Antibody™ Platform, based on the powerful llama immune system, allows us to exploit novel and complex targets, and our three antibody engineering technologies are designed to enable us to expand the therapeutic index of our product candidates.

www.argenx.com

For further information, please contact:

Joke Comijn, Corporate Communications Manager

+32 (0)477 77 29 44

+32 (0)9 310 34 19

info@argenx.com

Beth DelGiacco (US IR)

Stern Investor Relations

+1 212 362 1200

beth@sternir.com

Forward-looking Statements

The contents of this announcement include statements that are, or may be deemed to be, “forward-looking statements.” These forward-looking statements can be identified by the use of forward-looking terminology, including the terms “believes,” “estimates,” “anticipates,” “expects,” “intends,” “may,” “will,” or “should,” and include statements argenx makes concerning the intended results of its strategy; and including statements regarding the encouraging clinical data of ARGX-110, the potential implications of these data for the future development of ARGX-110, and argenx’s advancement of, and anticipated clinical development and regulatory milestones and plans related to ARGX-110. By their nature, forward-looking statements involve risks and uncertainties and readers are cautioned that any such forward-looking statements are not guarantees of future performance. argenx’s actual results may differ materially from those predicted by the forward-looking statements as a result of various important factors, including argenx’s expectations regarding its the inherent uncertainties associated with competitive developments, preclinical and clinical trial and product development activities and regulatory approval requirements; argenx’s reliance on collaborations with third parties; estimating the commercial potential of argenx’s product candidates; argenx’s ability to obtain and maintain protection of intellectual property for its technologies and drugs; argenx’s limited operating history; and argenx’s ability to obtain additional funding for operations and to complete the development and commercialization of its product candidates. A further list and description of these risks, uncertainties and other risks can be found in argenx’s U.S. Securities and Exchange Commission (SEC) filings and reports, including in the final prospectus related to argenx’s initial U.S. public offering filed with the SEC pursuant to Rule 424(b) of the Securities Act of 1933, as amended, as well as subsequent filings and reports filed by argenx with the SEC. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. argenx undertakes no obligation to publicly update or revise the information in this press release, including any forward-looking statements, except as may be required by law.